Exhibit 22
Guarantor Subsidiary of Newmont Corporation

The following subsidiary of Newmont Corporation (the "Company") was, as of June 30, 2021, guarantor of the Company's (i) 3.500% Senior Notes due 2022, (ii) 3.700% Senior Notes due 2023, (iii) 2.800% Senior Notes due 2029, (iv) 2.250% Senior Notes due 2030, (v) 5.880% Senior Notes due 2035, (vi) 6.250% Senior Notes due 2039, (vii) 4.875% Senior Notes due 2042, and (viii) 5.450% Senior Notes due 2044:

Name	Incorporation
Newmont USA Limited	Delaware

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